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SEC FILE NUMER
8- 69740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CRB Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2115 Linwood Avenue
(No. and Street)

Fort Lee	**NJ**	**07024**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	**(908) 743-1307**	**srothenberg@integrated.solutions**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Christopher Kelm</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>CRB Securities, LLC</u> as of <u>12/31/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO/CCO

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CRB Securities, LLC

(a wholly owned subsidiary of CRB Group, Inc.)

Statement of Financial Condition
December 31, 2025

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a Public Document

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of CRB Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CRB Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 5, 2026

We have served as the Company's auditor since 2018.

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	605,050
Securities owned		11,051,336
Receivable from broker		469,676
Fees receivable		400,000
Dividend receivable		34,155
Right of use asset		608,430
Fixed assets, net		29,241
Prepaid expenses and other assets		194,505
Total assets	$	13,392,393

Liabilities and Member's Equity
Liabilities:

Compensation payable	$	2,004,367
Accrued expenses and other liabilities		40,531
Operating lease liability		630,468
Due to Affiliate		336,267
Total liabilities		3,011,633
Member's equity		10,380,760
Total liabilities and member's equity	$	13,392,393

The accompanying notes are an integral part of this financial statement.

2

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Notes to Statement of Financial Condition
As of December 31, 2025

1. **Organization**

   CRB Securities, LLC (the "Company"), a wholly owned subsidiary of CRB Group, Inc. (the "Parent" or the "Member") and affiliate of Cross River Bank (the "Affiliate" or the "Bank"), is a limited liability company and formed under the laws of the State of New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company engages in the capital markets through the origination of and participation in the private placement of securities, structuring and facilitation of loan sales, and investment banking activities which include merger and acquisition advisory services. The Company does not hold funds or securities for, or owe money or securities to, customers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   The Company considers all investments (including securities owned) purchased with an original maturity of three months or less to be cash equivalents. The Company does not hold any restricted cash.

   Securities Owned
   Securities owned consist of money market mutual funds held at the clearing broker and are carried at fair value. Securities owned at December 31, 2025, are considered as cash equivalents.

   Fixed Assets
   Fixed assets are recorded at cost, less depreciation and amortization. Expenditures for major additions and betterments are capitalized. Depreciation and amortization are computed by using the straight-line method. For leasehold improvements, the amortization term is the lesser of the economic useful life of the improvement or the term of the lease. For equipment, depreciation is calculated over the estimated useful life of five years.

CRB Securities, LLC
(a wholly owned subsidiary of CRB Group, Inc.)

Notes to Statement of Financial Condition
As of December 31, 2025

2. **Significant Accounting Policies (continued)**

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the single member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Leases and Right-of-Use Assets
The Company recognizes its lease in accordance with Accounting Standards Codification ("ASC") Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses the Bank's borrowing interest rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses the Bank's borrowing interest rate based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
The Company utilizes various methods to measure the fair value of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement, and are carried at fair value based on market quotes. Money market mutual funds are valued at quoted market prices at the Company's fiscal year end.

Securities owned are all Level 1. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including cash, receivables, prepaid and other assets, compensation payable, accrued expenses and other liabilities and due to Affiliate) approximates the carrying value because of the short maturity of the instruments, or that they bear market interest rates.

2. **Significant Accounting Policies (continued)**

Fees Receivable and Contract Liabilities

Fees receivable include fees for services rendered and due from clients. Fees receivable arise when the Company has an unconditional right to receive payment under a contract. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

At December 31, 2025, the Company has fees receivable of $400,000. The Company did not have any contract liabilities at December 31, 2025.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2025.

3. **Fixed Assets, net**

Fixed assets, net consisted of the following as of December 31, 2025:

Equipment	$	25,991
Leasehold Improvements		17,117
Total fixed assets, at cost		43,108
Less: accumulated depreciation and amortization		(13,867)
	$	29,241

4. **Income Taxes**

   In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The Company, a single-member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

5. **Regulatory Requirements**

   The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of approximately $9,244,000 which exceeded the required net capital by approximately $9,084,000.

   For the year ended December 31, 2025, the Company cleared transactions through a US clearing broker dealer and operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934. For the year ended December 31, 2025, the Company also relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5 because the Company has certain other limited business activities. The Company does not handle cash or securities on behalf of customers.

6. **Concentrations**

   Substantially all of the cash assets of the Company are held at one financial institution and therefore are subject to the credit risk at this financial institution. At times cash balances held by its Bank exceed FDIC limits.

   The Company's receivable from broker and all of the Company's securities owned are carried by a single clearing broker in a single money market mutual fund. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these concentrations.

7. **Related-Party Transactions**

   During the fiscal year, in accordance with an expense sharing agreement with the Bank, the Company recorded an allocation of compensation and benefits and other overhead costs. The Bank also paid certain invoices on behalf of the Company, most of which were settled by the Company. As a result of the above activity, the intercompany balance due to Affiliate as of December 31, 2025 was $336,267.

   The Company maintains one bank account with the Bank. As of December 31, 2025, the amount of funds on deposit is $605,050.

   The Company engages in private placement activities involving securities issued by Bank-sponsored securitization trusts, financial advisory and placement agent services related to prospective transactions the Bank is assessing, and advisory and structuring agent services on loan sales.

   During the year, the Company received a capital contribution from the Parent in the amount of $4,000,000.

   On December 2, 2025, the Company entered into a revolving credit facility with the Bank. From time to time, the Company may borrow money for a short period of time at the market interest rate. These borrowings are used for short term day loans and are secured by trade receivables. At December 31, 2025 there were no loans outstanding using this facility.

8. **Segment Reporting**

   The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

   The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the Risk Committee which includes the Chief Executive Officer/Chief Compliance Officer, Head of Global Markets and Head of Global Markets Operations. The net income is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

9. **Lease Commitments**

The Company leases office space in New York under an operating lease agreement, which expires May 31, 2029. The agreement specifies scheduled rent increases over the lease period that reflects the anticipated effects of inflation. All rental payments, including the escalated rents, are recognized as occupancy expense on a straight-line basis starting with the beginning of the lease term. At inception of this lease, the Company recorded a right of use asset and corresponding operating lease liability. The Company also has a security deposit of $42,500 related to the lease included in prepaid expenses and other assets in the statement of financial condition. The security deposit is backed by a line of credit with M&T bank.

As of December 31, 2025, maturities of the outstanding lease liability for the Company were as follows:

Year Ending December 31,		
2026	$	193,750
2027		205,833
2028		215,833
2029		91,667
Total undiscounted lease payments		707,083
Less imputed interest		(76,615)
Total lease liabilities	$	630,468

Other information related to the lease as of December 31, 2025:

Weighted average remaining lease term:	3.5 years
Weighted average discount rate:	6.5%

10. **Contingent Liabilities**

As of December 31, 2025, the Company did not have any contingent liabilities that were probable or reasonably estimable, which would have a material adverse impact on the Company's financial statement.

11. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through the date this financial statement was issued. There have been no material subsequent events that would require recognition or disclosure in this report as of December 31, 2025.